Ardmore Shipping Corporation Announces Financial Results For The Three Months Ended March 31, 2018

HAMILTON, Bermuda, May 2, 2018 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore" or the "Company" or "we") today announced results for the three months ended March 31, 2018.

Highlights and Recent Activity

  Reported a net loss of $5.2 million for the three months ended March 31, 2018, or $0.16 basic and diluted loss per share, as compared to a net loss of $2.2 million, or $0.06 basic and diluted loss per share, for the three months ended March 31, 2017. The Company reported EBITDA (see Non-GAAP Measures section below) of $9.9 million for the three months ended March 31, 2018, as compared to $11.7 million for the three months ended March 31, 2017.
  Took delivery of the Ardmore Sealancer on January 23, 2018, a high-quality 47,500 Dwt MR product tanker constructed at Onomichi Dockyard Co. Ltd, in Japan in 2008. Completed a sale and leaseback of the vessel under a Japanese operating lease arrangement on January 30, 2018.
  Agreed terms for refinancing of two 2013-built Eco-design MR product tankers under a sale and leaseback arrangement on April 25, 2018. The transaction is on attractive pricing and terms and is expected to be completed in May 2018 with net proceeds, after repayment of existing debt, of approximately $8.5 million.
  Spot and pool MR tankers earned an average of $12,721 per day, and Eco-Design chemical tankers earned an average of $13,504 per day, for the three months ended March 31, 2018.
  Maintaining our dividend policy of paying 60% of earnings from continuing operations. Consistent with this policy, the Company is not declaring a dividend for the first quarter of 2018.

Anthony Gurnee, the Company's Chief Executive Officer, commented:

"Ardmore continues to execute on its strategy in the face of soft charter market conditions. We remain focused on operating performance, cost efficiency and effective capital allocation to build value for shareholders through improvements to ROIC. In January, we took delivery of the Ardmore Sealancer and completed financing for the vessel under a Japanese operating lease arrangement. The vessel is a highly efficient 2008 Japanese-built MR that we acquired at an attractive price, providing low break-evens and high earnings power. We have also agreed terms for the refinancing of two 2013-built Eco-design MRs under a sale and leaseback arrangement on highly attractive pricing and terms with a top-tier Asian financier, further improving our financial flexibility.

Following a subdued start to the year that was impacted by various short-term factors, we believe that the positive underlying fundamentals are set to take hold in 2018. Global economic growth is at its firmest level since 2010, driving oil demand growth and pushing oil inventories back below their five-year average. Additionally, we believe elevated geopolitical and oil supply risks are increasing oil price volatility. As a result, we expect elevated trading activity to resume over the coming months, re-introducing an additional layer of tonne-mile demand for MRs on top of strong underlying product demand. Meanwhile, tanker supply trends continue to look attractive, with net MR supply growth of well below 1% in 2018.

We believe shifting oil market dynamics, coupled with underlying strong demand growth and very low supply growth, is setting the stage for a cyclical rebound in the MR market. Ardmore's strong balance sheet, modern fleet, and low-cost structure put us in a strong position to take advantage of a cyclical charter market recovery and to generate highly attractive returns for our shareholders."

Summary of Recent and First Quarter 2018 Events

Fleet

Fleet Operations and Employment

The Company has 28 vessels currently in operation, including the Ardmore Sealancer, comprising 22 Eco MR tankers ranging from 45,000 Dwt to 49,999 Dwt (15 Eco-Design and seven Eco-Mod) and six Eco-Design IMO 2 product / chemical tankers ranging from 25,000 Dwt to 37,800 Dwt.

MR Tankers (45,000 Dwt – 49,999 Dwt)

At the end of the first quarter of 2018, the Company had 22 Eco MR tankers trading in the spot market or in pools. The Eco MR tankers, earned an average of $12,721 per day in the first quarter of 2018. Overall for the quarter, our 15 Eco-Design MR tankers earned $13,146 per day, and our seven Eco-Mod MR tankers earned $11,806 per day.

In the second quarter of 2018, the Company expects to have all revenue days for its MR Eco-Design and MR Eco-Mod tankers employed in the spot market or in pools. As of May 2, 2018, the Company has fixed approximately 45% of its total MR spot and pool revenue days for the second quarter of 2018 at an average rate of approximately $13,000 per day.

Product / Chemical Tankers (IMO 2: 25,000 Dwt – 37,800 Dwt)

At the end of the first quarter of 2018, the Company had six Eco-Design IMO 2 product / chemical tankers in operation, all of which were trading in the spot market or in pools. During the first quarter of 2018, across all employment types, the Company's six Eco-Design product / chemical vessels earned an average daily rate of $13,504 per day in the quarter.

In the second quarter of 2018, the Company expects to have all of its revenue days for its Eco-Design IMO 2 product / chemical tankers employed in the spot market or in pools. As of May 2, 2018, the Company has fixed approximately 50% of its Eco-Design IMO 2 product / chemical tankers spot and pool revenue days for the second quarter of 2018 at an average rate of approximately $14,250 per day.

Drydocking

The Company had 20 drydock days in the first quarter of 2018. Ardmore expects 35 scheduled drydock days in the second quarter of 2018.

Vessel Delivery

On January 23, 2018, Ardmore took delivery of its most recent vessel acquisition, the Ardmore Sealancer, a 2008 MR product tanker built at Onomichi, Japan. Upon delivery, and repositioning, the vessel commenced employment in the spot market. The vessel was partly financed under a Japanese operating lease arrangement which was completed on January 30, 2018.

Financing

The Company agreed terms for refinancing of two 2013-built Eco-design MR product tankers under a sale and leaseback arrangement on April 25, 2018. The transaction is on attractive pricing and terms and is expected to be completed in May 2018 with net proceeds, after repayment of existing debt, of approximately $8.5 million.

Dividend

Based on the Company's policy of paying dividends equal to 60% of earnings from continuing operations, the Company's Board of Directors has not declared a dividend for the quarter ended March 31, 2018, in which the Company reported a loss from continuing operations of $5.2 million. The Company's Board of Directors reaffirmed its intention to maintain a policy of paying dividends equal to 60% of earnings from continuing operations moving forward. Earnings from continuing operations is defined as earnings per share ("EPS") reported under U.S. GAAP, as adjusted for unrealized and realized gains and losses and extraordinary items.

Results for the Three Months Ended March 31, 2018 and 2017

The Company reported a net loss of $5.2 million, or $0.16 basic and diluted loss per share, for the three months ended March 31, 2018, as compared to a net loss of $2.2 million, or $0.06 basic and diluted loss per share, for the three months ended March 31, 2017. For the three months ended March 31, 2018, the Company reported EBITDA (see "Non-GAAP Measures" section below) of $9.9 million, a decrease of $1.8 million from $11.7 million for the three months ended March 31, 2017.

Management's Discussion and Analysis of Financial Results for the Three Months Ended March 31, 2018 and 2017

Revenue. Revenue for the three months ended March 31, 2018 was $50.5 million, an increase of $0.8 million from $49.7 million for the three months ended March 31, 2017.

Our average number of owned vessels increased to 27.7 for the three months ended March 31, 2018, from 27.0 for the three months ended March 31, 2017, resulting in revenue days of 2,416 for the three months ended March 31, 2018, as compared to 2,410 for the three months ended March 31, 2017.

We had 24 and 19 vessels employed directly in the spot market as at March 31, 2018 and March 31, 2017, respectively. For spot chartering arrangements, we had 1,784 revenue days for the three months ended March 31, 2018, as compared to 1,606 for the three months ended March 31, 2017. This increase in revenue days derived from spot chartering arrangements, resulted in an increase in revenue of $4.2 million, while changes in spot rates resulted in a decrease in revenue of $1.6 million.

We had four and eight vessels employed under pool arrangements as at March 31, 2018 and March 31, 2017, respectively. Revenue days derived from pool arrangements were 632 for the three months ended March 31, 2018, as compared to 804 for the three months ended March 31, 2017. The decrease in revenue days in pool arrangements resulted in a decrease in revenue of $2.4 million, while changes in market conditions for the three months ended March 31, 2018 compared to the three months ended March 31, 2017 resulted in an increase in revenue of $0.6 million.

For vessels employed directly in the spot market, Ardmore typically pays all voyage expenses and revenue is recognized on a gross freight basis, while under pool arrangements, the charterer typically pays voyage expenses and revenue is recognized on a net basis.

Commissions and Voyage Related Costs. Commissions and voyage related costs were $19.5 million for the three months ended March 31, 2018, an increase of $0.7 million from $18.8 million for the three months ended March 31, 2017. Commissions and voyage related costs increased due to the increased number of revenue days derived from spot charter arrangements for the three months ended March 31, 2018.

Total revenue days increased to 2,416 for the three months ended March 31, 2018, as compared to 2,410 for the three months ended March 31, 2017. For spot chartering arrangements, we had 1,784 revenue days for the three months ended March 31, 2018, as compared to 1,606 for the three months ended March 31, 2017.

TCE Rate. The average TCE rate for our fleet was $12,897 per day for the three months ended March 31, 2018, a decrease of $22 per day from $12,919 per day for the three months ended March 31, 2017. The decrease in average TCE rate was the result of lower spot rates for the three months ended March 31, 2018.

Vessel Operating Expenses. Vessel operating expenses were $17.3 million for the three months ended March 31, 2018, an increase of $1.8 million from $15.5 million for the three months ended March 31, 2017. This increase is due to an increase in the number of vessels in operation for the three months ended March 31, 2018, increased crewing costs due to differing crewing locations, and the timing of vessel operating expenses between quarters. Due to the nature of this expenditure, vessel operating expenses are prone to fluctuations between periods. Fleet operating costs per day, including technical management fees, were $6,786 for the three months ended March 31, 2018, as compared to $6,361 for the three months ended March 31, 2017.

Depreciation. Depreciation expense for the three months ended March 31, 2018 was $8.7 million, an increase of $0.3 million from $8.4 million for the three months ended March 31, 2017. This increase is primarily due to an increase in the average number of owned vessels to 27.7 for the three months ended March 31, 2018, from 27.0 for the three months ended March 31, 2017.

Amortization of Deferred Drydock Expenditure. Amortization of deferred drydock expenditure for the three months ended March 31, 2018 was $0.8 million, an increase of $0.2 million from $0.6 million for the three months ended March 31, 2017. The capitalized costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the three months ended March 31, 2018 were $2.9 million, a decrease of $0.1 million from $3.0 million for the three months ended March 31, 2017.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to our chartering and commercial operations departments in connection with our spot trading activities. Commercial and chartering expenses for the three months ended March 31, 2018 were $0.8 million, an increase of $0.1 million from $0.7 million for the three months ended March 31, 2017. This increase reflects the expansion of chartering and commercial activities in our Singapore and Houston offices.

Interest Expense and Finance Costs. Interest expense and finance costs include loan interest, finance lease interest, and amortization of deferred finance fees. Interest expense and finance costs for the three months ended March 31, 2018 were $5.7 million, as compared to $4.9 million for the three months ended March 31, 2017. Cash interest expense increased by $0.8 million to $5.1 million for the three months ended March 31, 2018, from $4.3 million for the three months ended March 31, 2017. These increases in interest expense and finance costs are attributable to an increased average LIBOR during the three months ended March 31, 2018 compared to the three months ended March 31, 2017 as well as a change in our debt structure due to the new finance leases. Amortization of deferred finance fees for the three months ended March 31, 2018 was $0.6 million, consistent with the three months ended March 31, 2017.

Liquidity

As of March 31, 2018, we had $35.3 million (December 31, 2017: $39.5 million) available in cash and cash equivalents. The following debt and lease liabilities (net of deferred finance fees) were outstanding as of the dates indicated:

	As of
	Mar 31, 2018	Dec 31, 2017
Debt	394,295,314	404,423,570
Finance leases	57,204,705	42,494,019
Operating leases (1)	2,353,991	-
Total	453,854,010	446,917,589

(1)

Due to the implementation of ASC 842 on 1 January 2018, operating leases have been recognized as a right of use asset and corresponding liability in respect of all material lease contracts. Prior periods have not been restated.

Conference Call

The Company plans to have a conference call on May 2, 2018 at 10:00 a.m. Eastern Time to discuss its results for the quarter ended March 31, 2018. All interested parties are invited to listen to the live conference call and slide presentation by choosing from the following options:

  By dialing 844-492-3728 (U.S.) or 412-542-4189 (International) and referencing "Ardmore Shipping."
  By accessing the live webcast at Ardmore Shipping's website at www.ardmoreshipping.com.

Participants should dial into the call 10 minutes before the scheduled time.

If you are unable to participate at this time, an audio replay of the call will be available through May 9, 2018 at 877-344-7529 or 412-317-0088. Enter the passcode 10119955 to access the audio replay. A recording of the webcast, with associated slides, will also be available on the Company's website. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size tankers.

Ardmore's core strategy is to continue to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships and maintain its cost advantage in assets, operations and overhead, while creating synergies and economies of scale as the Company grows. Ardmore provides its services to customers through voyage charters, commercial pools, and time charters, and enjoys close working relationships with key commercial and technical management partners. Ardmore views the continued development of these relationships as crucial to its long-term success.

Ardmore Shipping Corporation Unaudited Condensed Consolidated Balance Sheet (Expressed in U.S. dollars, unless otherwise stated)

	As at
ASSETS	Mar 31, 2018	Dec 31, 2017
Current assets
Cash and cash equivalents	35,283,796	39,457,407
Receivables, trade	27,020,990	27,264,803
Working capital advances	3,100,000	3,100,000
Prepayments	1,879,305	1,412,875
Advances and deposits	2,377,886	3,015,807
Other receivables	1,198,394	-
Inventories	10,918,449	9,632,246
Total current assets	81,778,820	83,883,138

Non-current assets
Vessels and vessel equipment, net	760,121,779	751,816,840
Deferred drydock expenditure, net	4,050,298	4,118,168
Deposit for vessel acquisition	-	1,635,000
Leasehold improvements, net	485,283	446,532
Other non-current assets, net	3,658,006	3,640,311
Operating lease, right of use asset	2,353,991	-
Total non-current assets	770,669,357	761,656,851

TOTAL ASSETS	852,448,177	845,539,989

LIABILITIES AND EQUITY
Current liabilities
Payables, trade	18,210,130	16,104,399
Other payables	705,545	6,265
Accrued interest on loans	1,613,936	1,537,976
Current portion of long-term debt	36,704,238	37,071,548
Current portion of finance lease obligations	4,841,321	3,537,466
Current portion of operating lease obligations	467,396	-
Total current liabilities	62,542,566	58,257,654

Non-current liabilities
Non-current portion of long-term debt	357,591,076	367,352,022
Non-current portion of finance lease obligations	52,363,384	38,956,553
Non-current portion of operating lease obligations	1,886,595	-
Total non-current liabilities	411,841,055	406,308,575

Equity
Share capital	340,613	340,613
Additional paid in capital	405,373,275	405,549,985
Treasury stock	(12,908,782)	(15,348,909)
Accumulated deficit	(14,740,550)	(9,567,929)
Total equity	378,064,556	380,973,760

TOTAL LIABILITIES AND EQUITY	852,448,177	845,539,989

Ardmore Shipping Corporation Unaudited Condensed Statement of Operations (Expressed in U.S. dollars, unless otherwise stated)

	Three months ended
	Mar 31, 2018	Mar 31, 2017
REVENUE
Revenue	50,471,524	49,665,010

OPERATING EXPENSES
Commissions and voyage related costs	19,522,819	18,779,456
Vessel operating expenses	17,267,459	15,458,378
Depreciation	8,661,475	8,446,753
Amortization of deferred drydock expenditure	832,644	613,193
General and administrative expenses
Corporate	2,936,449	3,038,191
Commercial and chartering	809,993	661,423
Total operating expenses	50,030,839	46,997,394

Profit from operations	440,685	2,667,616

Interest expense and finance costs	(5,701,991)	(4,910,921)
Interest income	114,765	90,614

Loss before taxes	(5,146,541)	(2,152,691)

Income tax	(26,080)	(14,500)

Net loss	(5,172,621)	(2,167,191)

Loss per share basic and diluted	(0.16)	(0.06)
Loss per share from continuing operations (1)	(0.16)	(0.06)
Weighted average number of shares outstanding, basic and diluted	32,445,415	33,575,610

(1)	Earnings per share from continuing operations is a non-GAAP measure and is defined and reconciled under the "Non-GAAP Measures" section below.

Ardmore Shipping Corporation Unaudited Condensed Statement of Cash Flows (Expressed in U.S. dollars, unless otherwise stated)

	Three months ended
	Mar 31, 2018	Mar 31, 2017
OPERATING ACTIVITIES
Net loss	(5,172,621)	(2,167,191)
Non-cash items:
Depreciation	8,661,475	8,446,753
Amortization of deferred drydock expenditure	832,644	613,193
Share based compensation	38,806	114,262
Amortization of deferred finance fees	592,254	607,740
Changes in operating assets and liabilities:
Receivables, trade	243,813	(3,666,361)
Working capital advances	-	(150,000)
Prepayments	(466,430)	(257,591)
Advances and deposits	637,954	(935,586)
Other receivables	(1,198,394)	82,636
Inventories	(1,286,203)	(631,729)
Payables, trade	2,105,731	(459,459)
Charter revenue received in advance	-	(507,780)
Other payables	699,280	14,500
Accrued interest on loans	75,960	(51,217)
Deferred drydock expenditure	(764,773)	(246,223)
Net cash provided by operating activities	4,999,496	805,947

INVESTING ACTIVITIES
Payments for acquisition of vessels and equipment	(15,261,695)	(131,467)
Payments for leasehold improvements	(52,936)	(12,279)
Payments for other non-current assets	(73,266)	(24,608)
Net cash used in investing activities	(15,387,897)	(168,354)

FINANCING ACTIVITIES
Repayments of long-term debt	(10,667,920)	(11,270,681)
Proceeds from finance leases	16,100,000	-
Repayments of finance leases	(1,119,901)	(59,311)
Payments for deferred finance fees	(322,000)	(20,827)
Net proceeds from equity offering	2,224,611	-
Net cash provided by / (used in) financing activities	6,214,790	(11,350,819)

Net decrease in cash and cash equivalents	(4,173,611)	(10,713,226)

Cash and cash equivalents at the beginning of the year	39,457,407	55,952,873

Cash and cash equivalents at the end of the period	35,283,796	45,239,647

Ardmore Shipping Corporation Unaudited Other Operating Data (Expressed in U.S. dollars, unless otherwise stated)

	Three months ended
	Mar 31, 2018	Mar 31, 2017

EBITDA (1)	9,934,804	11,727,562

AVERAGE DAILY DATA
Fleet time charter equivalent per day (2)	12,897	12,919

Fleet operating costs per day (3)	6,353	5,971
Technical management fees per day (4)	433	390
	6,786	6,361

MR Tankers Spot & Pool TCE per day (2)	12,721	13,131

MR Tankers Eco-Design
TCE per day (2)	13,146	13,181
Vessel operating costs per day (5)	6,915	6,221

MR Tankers Eco-Mod
TCE per day (2)	11,806	12,260
Vessel operating costs per day (5)	6,632	6,459

Prod/Chem Tankers Eco-Design (25k - 38k Dwt)
TCE per day (2)	13,504	12,907
Vessel operating costs per day (5)	6,635	6,385

FLEET
Upgrades and enhancements expensed	345,224	116,337

Average number of owned operating vessels	27.7	27.0

(1)	EBITDA is a non-GAAP measure and is defined and reconciled to the most directly comparable GAAP measure under the "Non-GAAP Measures" section below.
(2)

Time Charter Equivalent ("TCE") daily rate is the gross charter rate or gross pool rate, as applicable, per revenue day plus Communication, Victualing and Entertainment Income ("CVE"). Revenue days are the total number of calendar days the vessels are in our possession less off-hire days generally associated with drydocking or repairs. For vessels employed on voyage charters, TCE is the net rate after deducting voyage costs incurred, including all commissions and pool administration fees. MR Tankers Spot & Pool TCE is reported on a discharge to discharge basis.

(3)

Fleet operating costs per day are routine operating expenses and comprise crewing, repairs and maintenance, insurance, stores, lube oils and communication costs. They do not include additional costs related to upgrading or enhancement of the vessels that are not capitalized.

(4)	Technical management fees are fees paid to third-party technical managers.
(5)	Vessel operating costs per day include technical management fees.

Ardmore Shipping Corporation Fleet List as at May 2, 2018

Vessel Name	Type	Dwt Tonnes	IMO	Built	Country	Flag	Specification
Ardmore Seavaliant	Product/Chemical	49,998	2/3	Feb-13	Korea	MI	Eco-design
Ardmore Seaventure	Product/Chemical	49,998	2/3	Jun-13	Korea	MI	Eco-design
Ardmore Seavantage	Product/Chemical	49,997	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Seavanguard	Product/Chemical	49,998	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Sealion	Product/Chemical	49,999	2/3	May-15	Korea	MI	Eco-design
Ardmore Seafox	Product/Chemical	49,999	2/3	Jun-15	Korea	MI	Eco-design
Ardmore Seawolf	Product/Chemical	49,999	2/3	Aug-15	Korea	MI	Eco-design
Ardmore Seahawk	Product/Chemical	49,999	2/3	Nov-15	Korea	MI	Eco-design
Ardmore Endeavour	Product/Chemical	49,997	2/3	Jul-13	Korea	MI	Eco-design
Ardmore Enterprise	Product/Chemical	49,453	2/3	Sep-13	Korea	MI	Eco-design
Ardmore Endurance	Product/Chemical	49,466	2/3	Dec-13	Korea	MI	Eco-design
Ardmore Encounter	Product/Chemical	49,478	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Explorer	Product/Chemical	49,494	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Exporter	Product/Chemical	49,466	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Engineer	Product/Chemical	49,420	2/3	Mar-14	Korea	MI	Eco-design
Ardmore Seafarer	Product/Chemical	45,744	3	Aug-04	Japan	MI	Eco-mod
Ardmore Seatrader	Product	47,141	—	Dec-02	Japan	MI	Eco-mod
Ardmore Seamaster	Product/Chemical	45,840	3	Sep-04	Japan	MI	Eco-mod
Ardmore Seamariner	Product/Chemical	45,726	3	Oct-06	Japan	MI	Eco-mod
Ardmore Sealancer	Product	47,451	—	Jun-08	Japan	MI	Eco-mod
Ardmore Sealeader	Product	47,463	—	Aug-08	Japan	MI	Eco-mod
Ardmore Sealifter	Product	47,472	—	Jul-08	Japan	MI	Eco-mod
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-15	Korea	MI	Eco-design
Ardmore Defender	Product/Chemical	37,791	2	Feb-15	Korea	MI	Eco-design
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	MI	Eco-design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-15	Japan	MI	Eco-design
Ardmore Chinook	Product/Chemical	25,217	2	Jul-15	Japan	MI	Eco-design
Ardmore Chippewa	Product/Chemical	25,217	2	Nov-15	Japan	MI	Eco-design
Total	28	1,250,019

Non-GAAP Measures

This press release describes EBITDA and earnings per share from continuing operations, which are not measures prepared in accordance with U.S. GAAP and are reconciled below. EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Earnings per share from continuing operations is defined as earnings per share ("EPS") reported under U.S. GAAP as adjusted for unrealized and realized gains and losses and extraordinary items.

These non-GAAP measures are presented in this press release as the Company believes that they provide investors with a means of evaluating and understanding how Ardmore's management evaluates operating performance. EBITDA increases the comparability of our fundamental performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest expense, taxes, depreciation or amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a financial and operating measure benefits investors in selecting between investing in us and other investment alternatives, and monitoring our ongoing financial and operational strength and health in assessing whether to continue to hold our common stock.

These non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with U.S. GAAP. In addition, these non-GAAP measures do not have a standardized meaning and are therefore unlikely to be comparable to similar measures presented by other companies. All amounts in the tables below are expressed in U.S. dollars, unless otherwise stated.

Reconciliation of net loss to EBITDA	Three months ended
	Mar 31, 2018	Mar 31, 2017

Net loss	(5,172,621)	(2,167,191)
Interest income	(114,765)	(90,614)
Interest expense and finance costs	5,701,991	4,910,921
Income tax	26,080	14,500
Depreciation	8,661,475	8,446,753
Amortization of deferred drydock expenditure	832,644	613,193
EBITDA	9,934,804	11,727,562

Loss per share from continuing operations	Three months ended
	Mar 31, 2018	Mar 31, 2017
Net loss	(5,172,621)	(2,167,191)

EPS from continuing operations	(0.16)	(0.06)
Weighted average number of shares	32,445,415	33,575,610

Forward Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. In some cases, you can identify the forward-looking statements by the use of words such as "believe", "anticipate", "intends", "estimate", "forecast", "plan", "potential", "may", "expect", and similar expressions.

The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Ardmore management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the failure of counterparties to fully perform their contracts with the Company; the strength of world economies and currencies; general market conditions, including fluctuations in charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the projections of spot and time charter or pool trading of the Company's vessels; changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs; the market for the Company's vessels; competition in the tanker industry; availability of financing and refinancing; charter counterparty performance; ability to obtain financing and comply with covenants in such financing arrangements; changes in governmental rules and regulations or actions taken by regulatory authorities; general domestic and international political conditions; potential disruption of shipping routes due to accidents, piracy or political events; vessels breakdowns and instances of off-hires; and other factors. Please see the Company's filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Investor Relations Enquiries:

Mr. Leon Berman
The IGB Group
45 Broadway, Suite 1150
New York, NY 10006
Tel: 212-477-8438
Fax: 212-477-8636
Email: lberman@igbir.com

Or

Mr. Bryan Degnan
The IGB Group
45 Broadway, Suite 1150
New York, NY 10006
Tel: 646-673-9701
Fax: 212-477-8636
Email: bdegnan@igbir.com